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                                                                    EXHIBIT 99.3

Interests of Certain Persons in the Merger

     As stated in the joint August 25, 1999 press release, Asarco Cyprus will not enter into change of control agreements that may become operative during the 90 days following completion of the business combination. The rights and benefits under the existing arrangements with the employees (including the executive officers, as described in the joint proxy statement and prospectus in "Interests of Certain Persons in the Merger") of each of Cyprus Amax and ASARCO, however, will remain in full force and effect and will be unaffected during the 90 days following completion of the business combination, as will any rights under arrangements entered into with such employees in substitution for any existing arrangements.

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